UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
June 20, 2014

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Dynavax Technologies Corporation

File No. 001-34207 - CF#30786

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Dynavax Technologies Corporation submitted an application under Rule 24b-2 requesting an extension of a previous grant of confidential treatment for information it excluded from Exhibit 10.39 to a Form 10-K filed on March 6, 2009, as modified by the same contract refiled with fewer redactions as Exhibit 10.39 to a Form 10-K filed on March 10, 2014.

Based on representations by Dynavax Technologies Corporation that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.39 to Form 10-K filed March 6, 2009   through March 6, 2019
Exhibit 10.39 to Form 10-K filed March 10, 2014   through March 6, 2019

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Kevin M. O'Neill
Deputy Secretary